Exhibit 99.1

AMENDING AGREEMENT

THIS AGREEMENT is made the 8th day of April, 2014,

B E T W E E N:

NORTH AMERICAN PALLADIUM LTD.

a corporation formed under the laws of Canada,

(hereinafter referred to as the “Company”)

- and –

EDGECREST CAPITAL CORPORATION

a corporation formed under the laws of Ontario,

(hereinafter referred to as “Edgecrest”)

- and –

CANACCORD GENUITY CORP.

a corporation formed under the laws of Ontario,

(hereinafter referred to as “CGC”)

- and -

CANACCORD GENUITY INC.

a corporation formed under the laws of Delaware.

(hereinafter referred to, collectively with

Edgecrest and CGC, the “Agents” )

WHEREAS the Company and the Agents entered into an agency agreement dated January 28, 2014 (the “Agency Agreement”);

AND WHEREAS the Company and the Agents entered into an amended and restated agency agreement dated January 30, 2014 (the “Amended and Restated Agency Agreement”) that amended and restated the Agency Agreement;

AND WHEREAS on January 31, 2014 and February 10, 2014, the Company and the Agents closed the offering of the Series 1 Securities (as defined in the Amended and Restated Agency Agreement), as contemplated under the Amended and Restated Agency Agreement;

AND WHEREAS the Company and the Agents propose to complete the offering of the Series 2 Securities (as defined in the Amended and Restated Agency Agreement) on terms modified from those set out in the Amended and Restated Agency Agreement;

AND WHEREAS the Company and the Agents wish to amend the Amended and Restated Agency Agreement on the terms and conditions set forth herein;

NOW THEREFORE in consideration of the respective covenants and agreements of the parties herein contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Company and the Agents agree as follows:

1.	Interpretation

The division of this Agreement into sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Amended and Restated Agency Agreement.

2.	Governing Law

This Agreement shall be interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable therein.

3.	Amendments to the Amended and Restated Agency Agreement

(a)

Each reference to “up to $43 million” in relation to the aggregate principal amount of the Series 2 Debentures in the Amended and Restated Agency Agreement shall be deleted and replaced with “up to $35 million”.

(b)	The first paragraph of the Amended and Restated Agency Agreement is deleted in its entirety and replaced with the following:

“Edgecrest Capital Corporation (“Edgecrest”), Canaccord Genuity Corp. (“CGC”) and Canaccord Genuity Inc. (“CGI” and together with Edgecrest and CGC the “Agents”) understand that North American Palladium Ltd. (the “Company”) proposes to create, issue and sell (a) up to $32,000,000 aggregate principal amount of 7.5% convertible unsecured subordinated debentures due on or about January 31, 2019 (the “Series 1 Debentures”) together with, for no additional consideration, three-year warrants (the “Series 1 Warrants” and, together with the Series 1 Debentures, the “Series 1 Securities”) representing the right to purchase 33% of the number of Common Shares (as hereinafter defined) into which the Series 1 Debentures are convertible (excluding the Common Shares issuable as interest or as a make-whole payment under the Series 1 Debentures) at an exercise price equal to 120% of the conversion price of the Series 1 Debentures, and (b) up to $35,000,000 aggregate principal amount of 7.5% convertible unsecured subordinated debentures due on or about April 11, 2019 (the “Series 2 Debentures” and, together with the Series 1 Debentures, the “Debentures”) together with, for no additional consideration, two-year warrants (the “Series 2 Warrants” and, together with the Series 2 Debentures, the “Series 2 Securities”) representing the right to purchase 25% of the number of Common Shares into which the Series 2 Debentures are convertible (excluding the Common Shares issuable as interest or as a make-whole payment under the Series 2 Debentures) at an exercise price equal to 125% of the conversion price of the Series 2 Debentures. The Series 1 Warrants and the Series 2 Warrants are sometimes collectively referred to herein as the “Warrants” and the Debentures and the Warrants are sometimes collectively referred to herein as the “Securities”. Upon and subject to the terms and conditions contained in this Agreement, the Agents hereby severally, and not jointly, agree to act as exclusive agents of the Company, to use commercially reasonable efforts to offer for sale, on a best efforts basis, and seek subscriptions for or commitments to purchase, if, as and when issued by the Company, the Securities (the “Offering”). The Company acknowledges that the Agents are under no obligation to purchase any of the Securities (however, any of the Agents may choose to purchase the Securities in their sole discretion) and shall not be liable for any act, omission or conduct of a Purchaser (as hereinafter defined).”

(c)	The seventh paragraph of the Amended and Restated Agency Agreement is deleted in its entirety and replaced with the following:

“If requested by the Agents, the Company will prepare and file with the Qualifying Authorities, as permitted by the Shelf Procedures, by the date any Preliminary Prospectus relating to the Series 2 Securities is first sent or delivered to a prospective purchaser, a preliminary prospectus supplement to the Base Prospectus relating to the Series 2 Securities (the “Canadian Preliminary Prospectus”) in both the English and French languages. The Company will prepare and file with the Commission within one Business Day after the Canadian Preliminary Prospectus is filed with the Qualifying Authorities, in accordance with General Instruction II.L of Form F-10, a preliminary prospectus supplement to the U.S. Base Prospectus in respect of the offering of the Series 2 Securities (the “U.S. Preliminary Prospectus”) which is substantially similar to the Canadian Preliminary Prospectus in the English language (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission).”

(d)	The eighth paragraph of the Amended and Restated Agency Agreement is deleted in its entirety and replaced with the following:

“The Company will prepare and use its reasonable best efforts to file with the Qualifying Authorities, in accordance with the Shelf Procedures on or about March 24, 2014, or such other date as agreed to by the Company and the Agents, and in any event will file within the earlier of (A) the date the prospectus supplement to the Base Prospectus qualifying the Series 2 Securities (the “Series 2 Canadian Final Prospectus”) is first sent or delivered to a purchaser; and (B) two Business Days after the final terms of the Series 2 Securities are determined, the Series 2 Canadian Final Prospectus in both the English and French languages, in respect of the offering of the Series 2 Securities, setting forth the Series 2 Shelf Information (as defined below). The Company will prepare and file with the Commission within one Business Day after the Series 2 Canadian Final

Prospectus is filed with the Qualifying Authorities, in accordance with General Instruction II.L of Form F-10, a final prospectus supplement to the U.S. Base Prospectus in respect of the offering of the Series 2 Securities which is substantially similar to the Series 2 Canadian Final Prospectus in the English language (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission) (the “Series 2 U.S. Final Prospectus”).”

(e)	The tenth paragraph of the Amended and Restated Agency Agreement is deleted in its entirety and replaced with the following:

“The Series 1 Debentures shall be issued pursuant to the terms of a first supplemental indenture (the “First Supplement”) to be dated as of the initial First Closing Date to a trust indenture to be dated on or before the initial First Closing Date (as amended and/or supplemented from time to time, the “Base Indenture” and together with the First Supplement, the “First Supplemental Indenture”). The Series 2 Debentures shall be issued pursuant to the terms of a second supplemental indenture (the “Second Supplement”) to be dated as of the initial Second Closing Date to the Base Indenture (the Second Supplement together with the Base Indenture, the “Second Supplemental Indenture”). The Series 2 Warrants shall be issued pursuant to the terms of a warrant indenture (the “Warrant Indenture”) to be dated as of the initial Second Closing Date.

(f)	Section 1(xiv) of the Amended and Restated Agency Agreement is deleted in its entirety and replaced with the following:

“(xiv) The Company has full corporate power and authority to execute, deliver and perform its obligations under this Agreement, the Base Indenture, the First Supplement, the Second Supplement, the Series 1 Warrants and the Warrant Indenture.”

(g)	Section 1(xviii) of the Amended and Restated Agency Agreement is deleted in its entirety and replaced with the following:

“(xviii) The Company has been duly organized and is validly existing as a corporation in good standing under the laws of Canada and has all corporate power and authority to own, lease and operate its properties and assets and to conduct its business as described in the Disclosure Packages, the Canadian Final Prospectuses and the U.S. Final Prospectuses and to enter into and perform its obligations under this Agreement, the First Supplemental Indenture, the Second Supplemental Indenture, the Series 1 Warrants and the Warrant Indenture and issue the Securities, except where the failure so to qualify or to be in good standing would not result in a Material Adverse Effect. A “Material Adverse Effect” in this Agreement means any result, occurrence, fact, change, event or effect that has, or could reasonably be expected to have, a materially adverse effect on the business, assets, liabilities, capitalization condition (financial or otherwise), result of operations or prospects of the Company and the Subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business or any fact, event or change that would result in the Disclosure Packages, the Canadian Final Prospectuses and the U.S. Final Prospectuses containing a misrepresentation.”

(h)	Section 1(xxiii) of the Amended and Restated Agency Agreement is deleted in its entirety and replaced with the following:

“(xxiii) Except as otherwise disclosed in the Disclosure Packages, the Canadian Final Prospectuses and the U.S. Final Prospectuses, neither the Company nor any of the Subsidiaries are (A) in violation of its articles, by-laws or other constating documents or (B) in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, loan agreement, note, lease or other agreement or instrument to which it is a party or by which it may be bound or to which any of its properties and assets may be subject, except in the case of clause (B) for such defaults that do not, individually or in the aggregate, have a Material Adverse Effect. The execution and delivery of this Agreement, the Base Indenture, the First Supplement, the Second Supplement, the Series 1 Warrants and the Warrant Indenture, the incurrence of the obligations herein and therein set forth, the consummation of the transactions contemplated in this Agreement, the Base Indenture, the First Supplement, the Second Supplement, the Series 1 Warrants and the Warrant Indenture and compliance with the terms hereof and thereof have been duly authorized by all necessary corporate action on the part of the Company, do not and will not result in any violation of the articles, by-laws or other constating documents of the Company or any of the Subsidiaries and do not and will not conflict with, or result in a breach of any of the terms or provisions of, or constitute a default (or an event that with notice or lapse of time, or both, would constitute a default or permit acceleration) under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of the Subsidiaries under (1) any indenture, mortgage, loan agreement, note, lease or other agreement or instrument to which the Company or any of the Subsidiaries are a party or by which they may be bound or to which any of their properties or assets may be subject or (2) any existing applicable law, rule, regulation, judgment, franchise, order or decree of any government, governmental instrumentality or court, domestic or foreign, having jurisdiction over the Company or any of the Subsidiaries or any of their respective properties or assets (other than, in each case, as described in the Disclosure Packages, the Canadian Final Prospectuses and the U.S. Final Prospectuses and, except in each case, for such conflicts, violations, breaches, defaults, liens, charges or encumbrances that do not, individually or in the aggregate, have a Material Adverse Effect).”

(i)	Section 1(xxvii) of the Amended and Restated Agency Agreement is deleted in its entirety and replaced with the following:

“(xxvii) Except as otherwise disclosed in the Series 1 Disclosure Package, the Series 1 Canadian Final Prospectus and the Series 1 U.S. Final Prospectus and, except as otherwise disclosed in the Series 2 Disclosure Package, as of its date, and the Series 2 Canadian Final Prospectus and the Series 2 U.S. Final Prospectus, as of their respective dates, there is no action, suit, proceeding, inquiry or investigation before or by any government, governmental instrumentality or court, domestic or foreign, now pending or, to the knowledge of the Company, threatened against or affecting the Company or any of the Subsidiaries that is reasonably likely, individually or in the aggregate, to result in a Material Adverse Effect or that would materially and adversely affect the consummation of the transactions contemplated in this Agreement, the First Supplemental Indenture, the Second Supplemental Indenture, the Series 1 Warrants or the Warrant Indenture or the performance by the Company of its obligations hereunder or thereunder.”

(j)	Section 1(xlii) of the Amended and Restated Agency Agreement is deleted in its entirety and replaced with the following:

“(xlii) The Securities have been duly authorized by the Company and, when executed, authenticated, issued and delivered in the manner provided for in the First Supplemental Indenture or the Second Supplemental Indenture, as applicable, the Warrant Indenture, as applicable, and sold and paid for as provided in this Agreement, will constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as enforcement thereof may be limited by usury, bankruptcy, insolvency, moratorium, fraudulent conveyance, reorganization or other similar laws affecting enforcement of creditors’ rights generally and except as enforcement thereof is subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law); the holders of the Debentures will be entitled to the benefits of the First Supplemental Indenture or the Second Supplemental Indenture, as applicable; the holders of the Series 2 Warrants will be entitled to the benefit of the Warrant Indenture; and the Securities will conform in all material respects to the description thereof contained in the Disclosure Packages, the Canadian Final Prospectuses and the U.S. Final Prospectuses, as applicable, and such description conforms in all material respects to the rights set forth in the instruments defining the same. The Common Shares issuable upon conversion, redemption or maturity of the Debentures and the Common Shares issuable upon the exercise of the Warrants have been duly and validly authorized, allotted and reserved for issuance in accordance with the First Supplemental Indenture, the Second Supplemental Indenture, the Series 1 Warrants or the Warrant Indenture, as the case may be, and upon issuance in accordance thereof will be issued as fully paid and non-assessable. No holder of the Securities will be subject to personal liability solely by reason of being such a holder; and, the issuance of the Securities is not and will not be subject to the pre-emptive or other similar rights of any securityholder of the Company.”

(k)	Section 3 of the Amended and Restated Agency Agreement is deleted in its entirety and replaced with the following:

“Section 3. Delivery and Payment. Payment for the Securities shall be made by (a) any person listed in Schedule III hereto (an “Issuer Direct Purchaser”) by wire transfer in immediately available funds to the Company, such payment to be made on the date and at the time and place set forth in Schedule I hereto (or at such other time and place on the same or such other date as the Agents and the Company may agree in writing) or (b) the Agents, on behalf of the Purchasers other than an Issuer Direct Purchaser (the “Broker Purchasers”), by wire transfer in immediately available funds to the account specified by the Company to such Purchasers and the Agents, as the case may be, which notification shall be no later than noon on the Business Day prior to the date of payment, such payment to be made on the date and at the time and place set forth in Schedule I hereto (or at such other time and place on the same or such other date as the Agents and the Company may agree in writing). Until the earlier of (i) the time when $32 million of Series 1 Debentures are issued and sold by the Company and (ii) March 31, 2014, the Company and the Agents may agree at any time and from time to time to sell up to such principal amount of Series 1 Debentures (the “Additional Series 1 Debentures”) that, together with the aggregate principal amount of Series 1 Debentures previously sold hereunder, does not exceed $32 million. Until the earlier of (i) the time when $35 million of Series 2 Debentures are issued and sold by the Company and (ii) 10 days following the initial Second Closing Date, the Company and the Agents may agree at any time and from time to time to sell up to such principal amount of Series 2 Debentures (the “Additional Series 2 Debentures”) that, together with the aggregate principal amount of Series 2 Debentures previously sold hereunder, does not exceed $35 million. The time of such payments and deliveries with respect to the Securities are referred to herein as a “First Closing Date” with respect to the Series 1 Securities and the “Second Closing Date” with respect to the Series 2 Securities. For greater certainty, the purchase and sale of any Additional Series 1 Debentures or the Additional Series 2 Debentures shall take place on the terms and conditions set out herein and each closing of the purchase and sale of such (a) Additional Series 1 Debentures shall constitute a First Closing Date and (b) Additional Series 2 Debentures shall constitute a Second Closing Date.

Payment by an Issuer Direct Purchaser for the Securities to be issued to the Issuer Direct Purchaser shall be made against delivery to such Purchasers of definitive Debenture certificates and certificates representing the Warrants registered in such names and for such principal amounts of the Debentures or exercisable for such number of Common Shares, as the case may be, as instructed by the Issuer Direct Purchaser, with any stamp or transfer taxes payable in connection with the issuance to Issuer Direct Purchaser of the Securities duly paid by the Company.

Payment for the Securities to be issued to the Broker Purchasers, shall be made against delivery (a) to the nominee of the depositary specified in Schedule I hereto for the respective accounts of the several Agents of one or more global notes (the “Global Notes”) representing the Debentures purchased by the Broker Purchasers and (b) (i) for the Series 1 Warrants to the Broker Purchasers of certificates representing the Warrants registered in such names and exercisable for such number of Common Shares as instructed by such Broker Purchasers and (ii) for the Series 2 Warrants to CDS & Co., as nominee of the depositary, for the respective accounts of the several Agents of one or more global warrants (the “Global Warrants”) representing the Series 2 Warrants issued to the Broker Purchasers, in each case, or delivered in such other manner as agreed to between the Company and the Agents, with any stamp or transfer taxes payable in connection with the transfer to purchasers of the Securities duly paid by the Company. The Global Notes and the Global Warrants will be made available for inspection by the Agents at the office of Stikeman Elliott, LLP, 199 Bay Street, Toronto, Ontario M5L 1B9 not later than 3:00 p.m. Toronto time, on the Business Day prior to the Closing Date.

In return for the Agents’ services the Company agrees to pay to the Agents at each First Closing Date a fee of $40.00 per $1,000 principal amount of the Series 1 Debentures actually sold and at each Second Closing Date a fee of $40.00 per $1,000 principal amount of the Series 2 Debentures actually sold, which shall be paid at the respective closings. The Agents’ Fee shall be shared among the Agents in accordance with the respective percentages as follows:

Edgecrest Capital Corporation	85%
Canaccord Genuity Corp.	15%

If the offering of the applicable series of Securities is completed then the Company will direct the Agents to withhold from the payment to be made by the Agents in receipt of the Securities purchased by the Broker Purchasers the Agents’ Fees payable on the applicable Closing Date pursuant to this Section 3 and the Agents’ expenses payable pursuant to Section 6 of this Agreement on the applicable Closing Date.”

(l)	Section 5(j) of the Amended and Restated Agency Agreement is deleted in its entirety and replaced with the following:

“(j) The Company will use commercially reasonable efforts to obtain, prior to the filing of the Series 2 Canadian Final Prospectus, conditional approval from the TSX and the NYSE MKT for the listing of the Common Shares issuable upon the conversion, redemption or maturity of the Series 2 Debentures or in satisfaction of the Company’s obligations to pay interest or a make-whole payment under the Series 2 Debentures, and the Common Shares issuable upon the exercise of the Series 2 Warrants. The Agents acknowledge that such conditional approval may include a limitation on the number of Common Shares that are conditionally approved for listing.”

(m)	Section 5(l) of the Amended and Restated Agency Agreement is deleted in its entirety and replaced with the following:

“(l) Contemporaneously with or, prior to the filing of the Series 2 Canadian Final Prospectus with the Reviewing Authority, the Company shall deliver or cause to be delivered to the Agents evidence satisfactory to the Agents that the Common Shares issuable upon the exercise of the Series 1 Warrants and the Common Shares issuable upon the conversion, redemption or maturity of the Series 2 Debentures or in satisfaction of the Company’s obligations to pay interest or a make-whole payment under the Series 2 Debentures and the Common Shares issuable upon the exercise of the Series 2 Warrants have been conditionally approved for listing on the TSX and NYSE MKT, subject to the Company fulfilling any TSX and NYSE MKT requirements. The Agents acknowledge that such conditional approval may include a limitation on the number of Common Shares that are conditionally approved for listing.”

(n)	Section 5(o) of the Amended and Restated Agency Agreement is deleted in its entirety and replaced with the following:

“(o) The Company will furnish to the Agents, without charge: (i) at the time of filing the Series 2 Canadian Final Prospectus, a copy of the Series 2 Canadian Final Prospectus (and any supplements or amendments thereto) printed in the English language signed on behalf of the Company and its respective officers, directors and representatives in the manner required by the Canadian Securities Laws, together with any contract or documentation supplemental thereto required to be filed under the applicable laws of any of the Canadian provinces; (ii) at the time of filing of the Series 2 Canadian Final Prospectus with the Autorité des marchés financiers, a copy of the Series 2 Canadian Final Prospectus (and any supplements or amendments thereto) printed in the French language signed on behalf of the Company and its respective officers, directors and representatives in the manner required by the laws of the Province of Quebec, together with any contract or documentation supplemental thereto required to be filed under the applicable laws of the Province of Quebec; and (iii) during the time before the later of (1) 10 days following the initial Second Closing Date and (2) the date when a prospectus relating to the Securities is required to be delivered by an Agent in connection with its distribution of the Securities hereunder under Canadian Securities Laws, the Agents’ reasonable requirements of commercial copies of any Preliminary Prospectus and the Series 2 Canadian Final Prospectus (and any supplements or amendments thereto) printed in the English and French languages, as applicable, and any Marketing Documents.”

(o)	Section 5(x) of the Amended and Restated Agency Agreement is deleted in its entirety and replaced with the following:

“(x) During a period of 90 days after the later of the initial First Closing Date and the Second Closing Date, the Company will not, without the prior written consent of the Agents, such consent not to be unreasonably withheld or delayed, offer, sell, contract to sell, pledge, or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the Company or any affiliate of the Company or any person in privity with the Company or any affiliate of the Company), directly or indirectly, including the filing (or participation in the filing) of a registration statement with the Commission, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, in respect of any Common Shares (including securities that are convertible or exchangeable into Common Shares) other than (i) issuances pursuant to the exercise of options and other similar issuances pursuant to the Company’s existing security compensation plans, (ii) the grant of stock options or similar securities by the Company in accordance with its normal practice, (iii) issuances pursuant to the exercise of warrants outstanding, (iv) issuances pursuant to the Offering and Common Shares issuable upon conversion, redemption, interest or make-whole payments of the Securities, (v) issuances pursuant to any convertible securities of the Company outstanding as of the date hereof or (vi) issuances pursuant to the acquisition of shares or assets of any arm’s length person; provided, however, that if the Second Closing Date has not occurred by April 30, 2014 the initial First Closing Date will be the applicable date to calculate the 90 days.”

(p)	The first paragraph of Section 6 of the Amended and Restated Agency Agreement is deleted in its entirety and replaced with the following:

“Section 6. Payment of Expenses. Subject to the limit set out in Section 6(f) below, whether or not the Offering is completed or this Agreement is terminated, all expenses incidental to the transactions contemplated by this Agreement, the Securities, the First Supplemental Indenture, the Second Supplemental Indenture, the Series 1 Warrants and the Warrant Indenture, including the creation issuance and delivery of the Securities, shall be borne by the Company, including without limitation:”

(q)	Section 6(f) of the Amended and Restated Agency Agreement is deleted in its entirety and replaced with the following:

“(f) the reasonable fees and disbursements of the Agents’ counsel and all other reasonable incidental expenses incurred by the Agents, including without limitation travel, lodging, meals, printing, courier and telephone expenses, in connection with the transactions contemplated herein, however, the aggregate of all such reasonable fees and disbursements (plus taxes) of the Agents’ counsel and all other reasonable incidental expenses incurred by the Agents in connection with the offering of the Series 2 Securities shall not exceed $150,000; and”

(r)

The word “the” immediately before the words “Second Closing Date” in the fifth line of the first paragraph of Section 7 of the Amended and Restated Agency Agreement is deleted and replaced with the word “any”.

(s)	Section 7(d) of the Amended and Restated Agency Agreement is deleted in its entirety and replaced with the following:

“(d) At the time of filing of any Canadian Final Prospectus and any Preliminary Prospectus filed with the Qualifying Authorities, each Agent shall have received an opinion of Norton Rose Fulbright, or such other counsel retained by the Corporation, dated as of such date, to the effect that the French language version of the Base Prospectus and the Series 1 Canadian Final Prospectus or the Series 2 Canadian Final Prospectus, as applicable, (excluding the sections entitled “Earnings Coverage” and “Consolidated Capitalization” (such sections collectively referred to herein as the “Prospectus Financial Information”)) and all documents incorporated by reference, excluding the audited financial consolidated financial statements as at December 31, 2012, December 31, 2011 and January 1, 2011 and for the years ended December 31, 2012 and 2011 and the unaudited consolidated financial statements as at September 30, 2013 and for the nine months ended September 30, 2013 and 2012 and the Management’s Discussion and Analysis of Financial Conditions and Results of Operations in respect of each of those statements (collectively, the “Financial Information”), is in all material respects a complete and adequate translation of the English language version of all such documents.”

(t)	Section 7(h) of the Amended and Restated Agency Agreement is deleted in its entirety and replaced with the words “[Intentionally Deleted]”:

(u)	Section 7(m) of the Amended and Restated Agency Agreement is deleted in its entirety and replaced with the following:

At the applicable Closing Date, the Agents shall have received a certificate of any two Vice Presidents of the Company, dated as of such date, to the effect that the signers of such certificate have examined the Registration Statement, the Series 1 Disclosure Package or the Series 2 Disclosure Package, as applicable, the Series 1 Canadian Final Prospectus or the Series 2 Canadian Final Prospectus, as applicable, the Series 1 U.S. Final Prospectus or the Series 2 U.S. Final Prospectus, as applicable, and any supplements or amendments thereto, the Securities, the Base Indenture, the First Supplement or the Second Supplement, as applicable, the Series 1 Warrants or the Warrant Indenture, as applicable and this Agreement and that, to the best of such signer’s knowledge after due investigation and not in a personal capacity: (1) the Series 1 Disclosure Package or the Series 2 Disclosure Package, as of the applicable Time of Sale, did not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, (2) there has not been, since the dates as of which information is given in the Series 1 Disclosure Package or the Series 2 Disclosure Package, as applicable, the Series 1 Canadian Final Prospectus or the Series 2 Canadian Final Prospectus, as applicable, and the Series 1 U.S. Final Prospectus or the Series 2 U.S. Final Prospectus, as applicable, a change, development, event or circumstance that have a Material Adverse Effect, (3) the Company has in all material respects complied with all agreements and satisfied all conditions to be performed or satisfied by it under this Agreement at or prior to the applicable Closing Date, and (4) the other representations and warranties of the Company set forth in Section 1(a) hereof are true and correct as though expressly made at and as of the applicable Closing Date.

(v)	The following sections are added to the Amended and Restated Agency Agreement immediately following Section 11:

“Section 11A. Termination of Agreement by the Company in Certain Events.

(a) The Company may terminate this Agreement, by written notice to the Agents, if $30 million aggregate principal amount of the Series 2 Debentures are not sold within seven days of the date of the Series 2 Final Canadian Prospectus; however, if the Company issues any Series 2 Debentures the Company shall be deemed to have waived this Section 11A(a).

(b) The Company may terminate this Agreement, by written notice to the Agents, upon any material amendment to the terms described in the amended term sheet dated April 8, 2014.

(b) If this Agreement is terminated pursuant to this Section, such termination shall be without liability of any party to any other party, except to the extent provided in Section 6 hereof. Notwithstanding any such termination, the provisions of Section 1, Section 5(x), Section 6, Section 8, Section 9, Section 10, Section 16 and Section 18 hereof shall remain in effect. The Company’s termination right contained in this Section 11A is in addition to any other rights or remedies that the Company may have in respect of any default, act or failure to act or non-compliance by the Agents in respect of any of the matters contemplated by this Agreement or otherwise.

Section 11B. Engagement of Agents. On the earlier of (a) the earlier of (i) 10 days following the initial Second Closing Date and (ii) the time when $35 million of Series 2 Debentures are issued and sold by the Company and (b) the termination of this Agreement, the Agents’ engagement as agents of the Company (including any engagement agreement) shall terminate and the Agents shall cease to communicate on behalf of the Company.”

(w)	The definition of “Second Closing Date” in Section 21 of the Amended and Restated Agency Agreement is deleted in its entirety and replaced with the following:

“Second Closing Date” shall have the meaning ascribed thereto in Section 3 and the initial Second Closing Date shall mean April 11, 2014 or such other date as the Agents and the Company may agree to.”

(x)	The following definition shall be added to Section 21 of the Amended and Restated Agency Agreement following the definition of “U.S. Final Prospectuses”:

“Warrant Exercise Price” shall mean 125% of the 3-day VWAP on the trading day preceding the filing of the Series 2 Canadian Final Prospectus.”

(y)

The information on the second page of Schedule I relating to the 7.5% Convertible Unsecured Subordinated Debentures Due March 2019 of the Amended and Restated Agency Agreement shall be deleted in its entirety and replaced with the following:

7.5% Convertible Unsecured Subordinated Debentures Due April 2019

Amended and Restated Agency Agreement:	Dated January 30, 2014, as amended April 8, 2014

Registration Statement No.:	333-185656

Title:	7.5% convertible unsecured subordinated debentures due April 11, 2019

Principal Amount:	Up to $35,000,000

Nominee of the Depositary:	CDS & Co.

Expected Closing Date, Time and Location:	On or about April 11, 2014 at 8:00 a.m. Toronto time at Stikeman Elliott LLP, 199 Bay Street, Toronto, Ontario M5L 1B9

Payment Date and Time for Issuer Direct Purchaser	April 11, 2014 at 8:00 a.m. Toronto time (or at 8:00 a.m. on the Second Closing Date if such date is earlier)

Payment Date and Time for Broker Purchasers	April 11, 2014 at 8:00 a.m. Toronto time (or at 8:00 a.m. on the Second Closing Date if such date is earlier)

(z)	Schedule II of the Amended and Restated Agency Agreement is deleted in its entirety and replaced with the following:

“Schedule of Free Writing Prospectuses

Free Writing Prospectus for the offering of the Series 1 Securities

1. Free Writing Prospectus, dated January 13, 2014 (SEC Accession No. 333-185656) (Press Release).

2. Free Writing Prospectus, dated January 13, 2014 (SEC Accession No. 333-185656) (Term Sheet).

3. Free Writing Prospectus, dated January 28, 2014 (SEC Accession No. 333-185656) (Press Release).

4. Free Writing Prospectus, dated January 28, 2014 (SEC Accession No. 333-185656) (Amended Term Sheet).

5. Free Writing Prospectus, dated January 30, 2014 (SEC Accession No. 333-185656) (Second Amended Term Sheet).

Free Writing Prospectus for the offering of the Series 2 Securities

1. Free Writing Prospectus, dated April 7, 2014 (SEC Accession No. 333-185656) (Press Release).

2. Free Writing Prospectus, dated April 7, 2014 (SEC Accession No. 333-185656) (Term Sheet).

3. Free Writing Prospectus, dated April 7, 2014 (SEC Accession No. 333-185656) (Amended Term Sheet).

4. Such other Free Writing Prospectus in a form to be agreed upon between the Company and the Agents.”

(aa)	“Weiss Asset Management LP” is removed from Schedule III of the Amended and Restated Agency Agreement and replaced with “Such purchasers as agreed to between the Agents and the Company.”.

(bb)

The words “Delivered in Connection with the Offering of the Series 1 Securities” is added to the end of the heading “Matters to be Addressed in the Company’s Canadian Counsel’s Legal Opinion” in Schedule VII of the Amended and Restated Agency Agreement.

(cc)	The following form of opinion shall be added to Schedule VII of the Amended and Restated Agency Agreement immediately following the end of the form of opinion:

“Matters to be Addressed in the Company’s Canadian Counsel’s Legal Opinion Delivered

in Connection with the Offering of the Series 2 Securities

[NTD: Opinion to be revised to reflect governing laws of each agreement. This draft assumes only the Agency Agreement will be governed by Ontario law. ]

The Agency Agreement, the amending agreement to the Agency Agreement dated April 8, 2014 the Base Indenture, the applicable Supplemental Indenture and the Warrant Indenture are referred to as the “Agreements”. [NTD: to be modified accordingly if a preliminary prospectus supplement is used in Tranche 2.]

“Canadian Laws” means, collectively, any laws of each province and territory of Canada and the federal laws of Canada applicable therein, including, where applicable, any rules or regulations in respect thereof.

1.

Each of the Company and Lac des Iles Mines Ltd. (“LDI”) has been incorporated, continued or amalgamated, as applicable, and is existing as a corporation under the laws of its jurisdiction of incorporation.

2.

Each of the Company and LDI has all the necessary corporate power and capacity to own, lease and operate its respective properties and to conduct its respective business as described in the applicable Canadian Final Prospectus, the applicable U.S. Final Prospectus and the Registration Statement.

3.	The authorized share capital of the Company consists of an unlimited number of Common Shares, of which ■ Common Shares are issued and outstanding as at the close of business on ■.

4.

The authorized share capital of LDI consists of an unlimited number of common shares and an unlimited number of special shares, issuable in series and all of the issued and outstanding common shares and special shares are were issued as fully paid and non-assessable and are registered in the name of the Company.

5.

The Company has all the necessary corporate power, capacity and authority to execute and deliver the Agreements and the Securities and to perform its obligations thereunder, including to offer and sell the applicable Debentures and the applicable Warrants in accordance with the terms of the Agency Agreement.

6.	The execution and delivery of each of the Agreements by the Company and the performance of its obligations thereunder, including the issuance of the applicable Securities, has been duly authorized.

7.

The execution and delivery of each of the Agreements and the applicable Securities by the Company and the performance of its obligations thereunder does not contravene, constitute a default (or an event that with the notice or lapse of time, or both, would constitute a default or permit acceleration), or result in a violation or breach of or a default under, or result in the creation or imposition of any, security interest, lien, charge or encumbrance upon any property or assets of the Company or LDI under:

(a)	its articles of incorporation or by-laws;

(b)	any applicable Canadian Laws; or

(c)	any of the agreements described in Annex I hereto.

8.

Each of the Agreements and the applicable Securities has been duly executed and delivered by the Company (in so far as execution and delivery are governed by Ontario Law) and the Agency Agreement and the Warrant Indenture constitute legal, valid and binding obligations of, and are enforceable against, the Company in accordance with their terms (subject to customary qualifications for a transaction of this nature, including but not limited to usury, bankruptcy, insolvency or other similar laws affecting the rights of creditors generally, general equitable principles including the availability of equitable remedies and the qualification that no opinion need to be expressed as to the rights to indemnity, contribution and waiver of contribution).

9.

The provisions of the Canada Business Corporations Act have been complied with in connection with the creation and issue of the applicable Debentures. No registration, filing or recording is necessary under the laws of Canada or the applicable laws of the Qualifying Provinces in order to permit the valid offer, issue and sale of the Debentures in the manner contemplated by the Agency Agreement and the applicable Supplemental Indenture or to preserve or protect the validity and enforceability of the applicable Supplemental Indenture and the applicable Debentures.

10.

Each Trustee at its applicable corporate trust office identified in the applicable Supplemental Indenture has been duly appointed as registrar and transfer agent for the Debentures and the Trustees have been duly appointed Trustees under the Indenture.

11.

The Warrant Agent as its applicable corporate trust office identified in the Warrant Indenture has been duly appointed as registrar and transfer agent for the Warrants and the Warrant Agent has been duly appointed as agent under the Warrant Indenture.

12.

The Common Shares issuable upon the conversion, redemption or maturity of the Debentures (the “Debenture Shares”) have been reserved, authorized and allotted for issuance and will, upon issuance in accordance with the terms of the applicable Supplemental Indenture be issued as fully paid and non-assessable securities in the capital of the Company.

13.

The Common Shares issuable upon the exercise of the applicable Warrants (the “Warrant Shares”) have been reserved, authorized and allotted for issuance and will, upon issuance in accordance with the terms thereof be issued as fully paid and non-assessable securities in the capital of the Company.

14.

All necessary corporate action has been taken by the Company to authorize the execution, delivery and filing of each of the applicable Canadian Final Prospectus, the applicable U.S. Final Prospectus, the Registration Statement, and any amendment to the applicable Canadian Final Prospectus, the applicable U.S. Final Prospectus or the Registration Statement, or any amendment or supplemental prospectus, or ancillary materials required to be filed with any of the Qualifying Authorities in connection with the distribution of the applicable Debentures and the applicable Warrants.

15.

A receipt has been obtained for the Base Prospectus from the Ontario Securities Commission, as the principal regulator, which receipt is deemed to also be a receipt for the Base Prospectus from each of the other Qualifying Authorities pursuant to Multilateral Instrument 11-102 – Passport System and National Policy 11-202 – Process for Prospectus Review in Multiple Jurisdictions.

16.

At the respective date on which the Base Prospectus was filed with the Qualifying Authorities, and the filing date of the applicable Canadian Final Prospectus and the applicable Closing Date, the Company was qualified to file a prospectus in the form of a shelf prospectus.

17.

All necessary documents have been filed, all necessary proceedings have been taken and all necessary authorizations, approvals, permits, consents and orders have been obtained under the Canadian Securities Laws to qualify the distribution of the applicable Securities to the public through persons or companies who are registered under applicable Canadian Securities Laws of the Qualifying Provinces who have complied with the applicable provisions of such Canadian Securities Laws.

18.

Except as have been obtained or made, no consent, approval, authorization or order of, or qualification with, any governmental body or regulatory authority in the Province of Ontario is required under Ontario law to be obtained or made by the Company in connection with (a) the issuance, offering and sale of the applicable Securities by the Company to purchasers pursuant to the Agency Agreement or the performance by the Company of its obligations thereunder; or (b) the execution and delivery by the Company of the Agreements and the Securities and, except for issuances of Debenture Shares in an amount that exceeds the quantitative limits set out in letter from the TSX providing conditional approval for the listing of the Common Shares issuable upon the conversion, redemption or maturity of the Debentures or in satisfaction of the Company’s obligation to pay interest or a make-whole payment under the Debentures, and the Common Shares issuable upon the exercise of the Warrants (the “TSX Conditional Approval”), the performance by the Company of its obligations thereunder.

19.

The issue by the Company of the Debenture Shares upon due conversion, redemption or maturity of the Debentures in accordance with the applicable Supplemental Indenture and the issue by the Company of the Warrant Shares upon the due exercise of the applicable Warrants in accordance with the terms of the Warrant Indenture is exempt from, or is not subject to the prospectus requirements under applicable Canadian Securities Laws of the Qualifying Provinces and no documents are required to be filed, proceedings taken, or approvals, permits, consents or authorizations obtained under applicable Canadian Securities Laws in connection therewith (other than the shareholder approval required for the issuance of the Warrant Shares and issuance of Debenture Shares in an amount that exceeds the quantitative limits set out in the TSX Conditional Approval).

20.

The first trade in, or resale of, the Debenture Shares and the Warrant Shares is exempt from, or is not subject to the prospectus requirements under applicable Canadian Securities Laws of the Qualifying Provinces and no documents are required to be filed, proceedings taken, or approvals, permits, consents or authorizations obtained under applicable Canadian Securities Laws by the Company in connection with such trade, provided that the trade is not a “control distribution” (as such term is defined in National Instrument 45-102 – Resale of Securities).

21.

To our knowledge, no order ceasing or suspending the distribution of the applicable Debentures, the applicable Warrants or the Common Shares has been issued by the Ontario Securities Commission and, to our knowledge, no proceeding for that purpose have been initiated or are pending or contemplated.

22.

Each of the Base Prospectus and the applicable Canadian Final Prospectus (in each case, excluding the financial statements and financial schedules and other financial and statistical data included therein, as to which we do not express an opinion) including the documents incorporated by reference therein appears on its face as of the date of the of the Base Prospectus and the applicable Canadian Final Prospectus, respectively, to have been appropriately responsive in all material respects to the requirements of Ontario securities laws (as such term is defined in the Securities Act (Ontario)), as interpreted and applied by the Ontario Securities Commission.

23.

The Company is a “reporting issuer” or equivalent under the Canadian Securities Laws of each of the Qualifying Provinces that recognizes the concept of a reporting issuer and, where applicable, is not on the list of defaulting reporting issues or noted in default on the list of reporting issuers maintained by the securities regulatory authority of the relevant Qualifying Province.

24.

The Toronto Stock Exchange has conditionally approved the listing of the applicable Debenture Shares and Warrant Shares (subject to the quantity limits therein), subject to the Company fulfilling the requirements of such exchange set forth in the conditional approval letter on or before the date in such letter.

25.

Subject to the qualifications, assumptions, limitations and restrictions referred to therein, the statements in the applicable Canadian Final Prospectus, the applicable U.S. Final Prospectus and the Registration Statement under the captions “Certain Canadian Federal Income Tax Considerations” and “Eligibility for Investment” have been reviewed by us and fairly summarize the matters under such headings.

26.

In any proceeding in a court of competent jurisdiction in the Province of Ontario (an “Ontario Court”) for the enforcement of the [applicable Supplemental Indenture or the Debentures] (collectively, the “NY Agreements”), [NTD: Confirm all NY law and add any other NY law agreements] the Ontario Court would apply the laws of the State of New York (“New York Law”), in accordance with the parties’ choice of New York Law in section ■ of the ■ agreement, to all issues which under Applicable Laws are to be determined in accordance with the proper law of a contract, provided that:

(a) the parties’ choice of New York Law in such NY Agreement is bona fide and legal and there is no reason for avoiding the choice of law on the grounds of public policy, as such term is interpreted under Applicable Laws (“Public Policy”); and:

(i)	in any such proceeding, and notwithstanding the parties’ choice of New York Law in such NY Agreement, the Ontario Court;

(ii)	will not take judicial notice of the provisions of New York Law, but will only apply such provisions if they are pleaded and proven by expert testimony;

(iii)	will not apply any New York Law and will instead apply Applicable Laws to matters that under Applicable Laws would be characterized as procedural;

(iv)	will apply provisions of Applicable Laws that have overriding effect;

(v)

will not apply any New York Law if such application would be characterized under Applicable Laws as the direct or indirect enforcement of a foreign revenue, expropriatory, penal or other public law or if its application would be contrary to Public Policy; and

(vi)	will not enforce the performance of any obligation that is illegal under the laws of any jurisdiction in which the obligation is to be performed.

27.

An Ontario Court would give a judgment based upon a final and conclusive in personam judgment of a court exercising jurisdiction in the State of New York for a sum certain, obtained against the Corporation with respect to a claim arising out of any NY Agreement (a “New York Judgment”), without reconsideration of the merits:

(a)	provided that:

(i)	an action to enforce the New York Judgment is commenced in the Ontario Court within any applicable limitation period;

(ii)

the Ontario Court has discretion to stay or decline to hear an action on the New York Judgment if the New York Judgment is under appeal or there is another subsisting judgment in any jurisdiction relating to the same cause of action as the New York Judgment;

(iii)	the Ontario Court will render judgment only in Canadian dollars; and

(iv)	an action in the Ontario Court on the New York Judgment may be affected by bankruptcy, insolvency or other laws affecting the enforcement of creditors’ rights generally; and

(b)	subject to the following defences:

(i)	that the New York Judgment was obtained by fraud or in a manner contrary to the principles of natural justice;

(ii)	that the New York Judgment is for a claim which under Applicable Laws would be characterized as based on a foreign revenue, expropriatory, penal or other public law;

(iii)

that the New York Judgment is contrary to Public Policy or to an order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada) in respect of certain judgments referred to in these statutes; or

(iv)	that the New York Judgment has been satisfied or is void or voidable under New York Law.

In regarding such opinion, such counsel may rely (A) as to matters involving the application of the laws of any jurisdiction other than the Provinces of Alberta, Ontario and Quebec or the Federal laws of Canada, upon the opinion of local Canadian counsel of good standing (which opinion shall be dated and furnished to the Agents and their counsel on the applicable Closing Date and shall expressly state that the Agents may rely on such opinion as if it were addressed to them), provided that Stikeman Elliott LLP shall state in its opinion that they believe that they and the Agents are justified in relying upon such opinion and (B) as to matters of fact (but not as to legal conclusions), to the extent they deem proper, on certificates of responsible officers of the Company and public officials, provided that such certificates shall have been delivered to the Agents.”

(dd)

The words “Delivered in Connection with the Offering of the Series 1 Securities” is added to the end of the heading “Matters to be Addressed in the Company’s United States Counsel’s Legal Opinion” in Schedule VIII of the Amended and Restated Agency Agreement.

(ee)	The following form of opinion shall be added to Schedule VIII of the Amended and Restated Agency Agreement immediately following the end of the form of opinion:

“Matters to be Addressed in the Company’s United States Counsel’s Legal Opinion

Delivered in Connection with the Offering of the Series 2 Securities

1. The Indenture (as supplemented) has been duly executed and delivered by the Company, to the extent such execution and delivery are governed by the laws of the State of New York, and constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms under the laws of the State of New York.

2. Each Debenture Certificate has been duly executed by the Company, to the extent such execution is governed by the laws of the State of New York, and when duly authenticated by the U.S. Trustee and the Canadian Trustee and issued and delivered by the Company against payment therefore in accordance with the terms of the Agency Agreement and the Indenture, will constitute the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms under the laws of the State of New York.

3. Neither the execution and delivery by the Company of the Agency Agreement, the Indenture, the Debenture Certificates and the Warrant Indenture (collectively, the “Transaction Agreements”) nor the consummation by the Company of the issuance and sale of the Debentures and the Warrants (collectively, the “Securities”) contemplated thereby violates any law, rule or regulation of the State of New York or the United States of America.

4. Neither the execution and delivery by the Company of the Transaction Agreements nor the consummation by the Company of the issuance and sale of the Securities contemplated thereby requires the consent, approval, licensing or authorization of, or any filing, recording or registration with, any governmental authority under any law, rule or regulation of the State of New York or the United States of America except for those consents, approvals, licenses and authorizations already obtained and those filings, recordings and registrations already made.

5. The Company is not and, solely after giving effect to the offering and sale of the Securities and the application of the proceeds thereof as described in the Prospectus, will not be subject to registration and regulation as an “investment company” as such term is defined in the Investment Company Act of 1940, as amended.

6. Although the discussion in the Prospectus under the heading “Certain United States Federal Income Tax Considerations” does not purport to discuss all possible U.S. federal income tax consequences relating to the purchase, ownership and disposition of the Debentures, Warrants and Common Shares, such discussion constitutes, in all material respects, a fair and accurate summary of the U.S. federal income tax consequences relating to the purchase, ownership and disposition of the Debentures, Warrants and Warrant Shares that are anticipated to be material to U.S. Holders (as defined in such discussion), subject to the qualifications set forth therein.

7. Pursuant to Section 309 of the Trust Indenture Act of 1939, the Indenture has been qualified under the Trust Indenture Act of 1939.

8. To our knowledge, based solely upon our review of the Commission’s website, no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been instituted or are pending or threatened by the Commission.

9. According to the Commission’s EDGAR database, the filing of the Prospectus pursuant to General Instruction II.L of Form F-10 was made in the manner and within the time period required by such General Instruction II.L.

10. Any required filing of Free Writing Prospectuses pursuant to Rule 433 of the Rules and Regulations has been filed with the Commission within the time period required by Rule 433(d) of the Rules and Regulations.

11. (i) The Registration Statement, at the Effective Time (as defined below), and the Prospectus, as of the date of the Prospectus Supplement, appeared on their face to be appropriately responsive in all material respects to the requirements of the Securities Act and the Rules and Regulations (except that in each case such counsel need not express any view as to the financial statements, schedules and other financial information included or incorporated by reference therein or excluded therefrom or the Statement of Eligibility on Form T-1 (the “Form T-1”)), (ii) the Company Form F-X, as of its date, appeared on its face to be appropriately responsive in all material respects to the requirements of the Securities Act and the Rules and Regulations applicable to such form, and (iii) no facts have come to such counsel’s attention that have caused such counsel to believe that the Registration Statement, at the Effective Time, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or that the Prospectus, as of the date of the Prospectus Supplement and as of the date hereof, contained or contains an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading (except that in each case such counsel need not express any view as to the financial statements, schedules and other financial and statistical information included or incorporated by reference therein or excluded therefrom, the report of management’s assessment of the effectiveness of internal control over financial reporting, the information contained in or derived from the reports of or attributable to persons named in the Prospectus Supplement under the heading “Interests of Experts”, or the statements contained in the exhibits to the Registration Statement, including the Form T-1 (other than the statements contained in the Incorporated Documents, which Incorporated Documents are themselves required to be filed as exhibits to the Registration Statement pursuant to paragraph (4) of Part II of Form F-10 under the Securities Act and the MJDS)). “Effective Time” means the time of effectiveness of the Registration Statement for purposes of Section 11 of the Securities Act, as such section applies to the Agents.”

4.	Confirmation of Amended and Restated Agency Agreement

The Amended and Restated Agency Agreement, as amended by this Agreement, is hereby confirmed and shall continue to be in full force and effect.

5.	Counterparts

This Agreement may be executed in one or more counterparts and delivered by facsimile or portable document format (PDF), and when a counterpart has been so executed and delivered by each party, all such counterparts taken together shall constitute one and the same agreement.

[The remainder of this page was intentionally left blank.]

IN WITNESS WHEREOF the parties hereto have executed this Agreement on the date first written above.

NORTH AMERICAN PALLADIUM LTD.

by	/s/ Phil du Toit
Name:	Phil du Toit
Title:	President and Chief Executive Officer

/s/ David C. Langille
Name:	David C. Langille
Title:	Chief Financial Officer

EDGECREST CAPITAL CORPORATION

by	/s/ David M. Beatty
Name:	David M. Beatty
Title:	Chief Executive Officer

Name:
Title:

CANACCORD GENUITY CORP.

by	/s/ Jens Mayer
Name:	Jens Mayer
Title:	Executive Vice President and Managing Director, Global Co-Head of Investment Banking

Name:
Title:

CANACCORD GENUITY INC.

by	/s/ Brian T. O’Connor
Name:	Brian T. O’Connor
Title:	Managing Director, ECM

Name:
Title:

Signature Page – Amending Agreement to the Amended and Restated Agency Agreement